UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.

(Translation of registrant’s name into English)

Herbjørn Hansson, Chairman

Canon’s Court c/o Scandic American Shipping Ltd.,

Hamilton HM EX, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This Report on Form 6-K/A of Nordic American Offshore Ltd. (the “Company”) amends the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 15, 2016, the Company’s Report on Form 6-K filed with the Commission on September 28, 2016 and the Company’s Report on Form 6-K filed with the Commission on May 19, 2016, solely to provide that they shall not be incorporated into the Company’s Registration Statement on Form F-3 (333-208351), which was declared effective by the SEC on February 21, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD (registrant)

Dated: February 23, 2017	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson Chairman